FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending July 03, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.



On 1 July 2007, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs under the share allocation arrangements for Non-Executive Directors for the period of service from 1 April 2007 to 30 June 2007:


Non - Executive Director            Ordinary Shares   American Depository Shares
                                                               (ADSs)
Sir Christopher Gent                    2,197.45
Dr Stephanie Burns                                             345.96
Mr Lawrence Culp                                               691.93
Sir Crispin Davis                       1,528.66
Sir Deryck Maughan                                             691.93
Dr Daniel Podolsky                                             475.70
Sir Ian Prosser                           859.87
Dr Ronaldo Schmitz                        611.46
Mr Tom de Swaan                           525.48
Sir Robert Wilson                         477.71



The Company and the Non-Executive Directors were informed of these allocations on 2 July 2007.



This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(b).



S M Bicknell

Company Secretary

3 July 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 03, 2007                                          By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc